SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly caused this report to be signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  March 28, 2011

FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.
SUMMARY OF RESOLUTIONS TAKEN BY THE GENERAL ORDINARY SHAREHOLDER’S MEETING HELD ON MARCH 25TH, 2011

QUORUM OF ATTENDANCE 93.38%

First: The following reports and opinions were approved: (i) the Report of the Chief Executive Officer, (ii) the Opinion of the Board of Directors regarding the content of the Report of the Chief Executive Officer; (iii) the report of the Board of Directors regarding the main policies and accounting criteria of the Company, including the operations and activities in which they were involved; (iv) the Reports of the audit and corporate practices committees, and (v) the individual and consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. for the 2010 fiscal year;  and all activities of the Board of Directors and its committees performed as of December 31st, 2010 were ratified.

Second: The report of the review of the tax status of the Company was read and approved, being such report part of the Company’s external auditor report for the financial statements for the fiscal year ended on December 31st, 2009, since the report for the 2010 fiscal year, as of the date of the meeting, has not been submitted to the tax authorities.

Third: The project for the allocation of profits was approved, as follows:

It was approved that the net income of the year, which amounts $40,250’834,000.00 Mexican Pesos, shall remain on the deferred profit account.

It was approved to declare a dividend for shareholder in the amount of $4,600’000,000.00 Mexican Pesos, amount of which is taken from the retained earnings account, payable in the amount of $0.2294 Mexican Pesos per each Series “B” share, and $0.28675 Mexican Pesos per each Series “D” share, corresponding to $1.147 Mexican Pesos per “B Unit” and $1.3764001 Mexican Pesos per “BD” Unit.

The dividend shall be paid from the consolidated net taxable income account, therefore no income tax shall be generated. The dividend shall be paid to the shareholders in two installments, as follows:

•
The first installment of $0.5735 Mexican Pesos per FEMSA Unit "B" and $0.68820005 Mexican Pesos per FEMSA Unit "BD", which represents 50% of the dividend, will be paid from May 4, 2011 upon delivery of Coupon No.5.

•
The second exhibition of $0.5375 Mexican Pesos per FEMSA Unit "B" and $0.68820005 Mexican Pesos per FEMSA Unit "BD", which represents 50% of the dividend, will be paid from November 2, 2011, against Coupon No.6.

The coupons are attached to the certificates issued by the Company in May 2008 representing the existing outstanding shares.

Fourth: The amount of $3,000’000,000.00 Mexican Pesos was established as the maximum amount of resources to be used for the share repurchase program.

Fifth: The election of the following members of the board and its secretaries, the qualification of independence of its members and the determination of its compensation was approved as follows:

 BOARD OF DIRECTORS

Directors elected by the
Series B Shareholders

Members:	Alternates:

José Antonio Fernández Carbajal
Eva María Garza Lagüera Gonda
Paulina Garza Lagüera Gonda
José Fernando Calderón Rojas
Consuelo Garza de Garza
Max Michel Suberville
Alberto Bailleres González
Francisco Javier Fernández Carbajal
Ricardo Guajardo Touché
Alfredo Livas Cantú
Mariana Garza Lagüera Gonda
José Manuel Canal Hernando

Federico Reyes García
Barbara Garza Lagüera Gonda
Othón Páez Garza
Francisco José Calderón Rojas
Alfonso Garza Garza
Max Michel González
Arturo Fernández Pérez
Javier Astaburuaga Sanjines
Alfonso González Migoya
Sergio Deschamps Ebergenyi
Juan Guichard Michel
Ricardo Saldívar Escajadillo

Directors elected by the
Series D Shareholders
Members:	Alternates:

Armando Garza Sada Alexis E. Rovzar de la Torre Helmut Paul Michael Larson Robert E. Denham	Enrique F. Senior Hernández Francisco Zambrano Rodríguez Moisés Naim

The shareholders’ meeting, as set forth in Article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores), qualified Ricardo Guajardo Touché, Alfonso González Migoya, Alfredo Livas Cantú, Sergio Deschamps Ebergenyi, José Manuel Canal Hernando, Ricardo Saldívar Escajadillo, Armando Garza Sada, Enrique F. Senior Hernández, Alexis E. Rovzar de la Torre, Francisco Zambrano Rodríguez, Helmut Paul, Michael Larson and Robert Denham as independent directors, considering the information and documentation submitted to the Company.

The shareholders elected José Antonio Fernández Carbajal as chairman of the board, Carlos Eduardo Aldrete Ancira as secretary and Arnulfo Eduardo Treviño Garza as alternate secretary.

The compensation for each member of the board of directors was approved as follows for each meeting attended: (i) the amount of$ 15,000.00 U.S. dollars, for directors resident abroad and not shareholders or representatives of shareholders of the Company or its subsidiaries, and (ii) the amount of $ 10,000.00 U.S. dollars for all other directors.

Sixth: The following persons were elected to the audit, finance and corporate practices committees, the chairmen of each committee were elected and their compensation was determined:

 Audit Committee

Alexis E. Rovzar de la Torre José Manuel Canal Hernando Francisco Zambrano Rodríguez Alfonso González Migoya

Alexis E. Rovzar de la Torre was elected as chairman or the committee, José Manuel Canal Hernando was elected finance expert and José González Ornelas was elected secretary non-member of the committee.

Finance Committee

Ricardo Guajardo Touché Federico Reyes García Robert E. Denham Francisco Javier Fernández Carbajal Alfredo Livas Cantú

Ricardo Guajardo Touché was elected chairman of the committee, Javier Astaburuaga Sanjines was elected as secretary non-member of the committee.

Corporate Practices Committee

Helmut Paul Robert E. Denahm Ricardo Saldívar Escajadillo

Helmut Paul was elected chairman of the committee, Alfonso Garza Garza was elected as secretary non-member of the committee.

It was approved to set the amount of $4,000.00 U.S. dollars as compensation for attending to each meeting of the audit committee, and the amount of $3,750.00 U.S. dollars for attending to each meeting of finance and corporate practices committees, payable in Mexican pesos, at the exchange rate to settle liabilities in foreign currency payable in Mexico, published by the Bank of Mexico (Banco de México) in the Federal Official Gazette on the date of payment.

Seventh: The appointment of delegates to formalize the resolutions of the meeting was approved.

Eight: The minutes of the meeting were approved.